February 15, 2005

Mail Stop 03-06

Atul Anandpura
Chief Executive Officer
E.Digital Corporation
13114 Evening Creek Drive South
San Diego, California 92128

	Re:	E.Digital Corporation
		Amendment No. 1 on Form S-2 to Form S-3
		Filed February 14, 2005
		File No. 333-121546

Dear Mr. Anandpura:

	We note that, in response to our February 1, 2005 comment, you have filed on Form S-2. However, Form S-2 does not permit forward incorporation by reference. Please revise contrary disclosure like on page 15.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Eduardo Aleman at
(202)
824-5661, or me at (202) 824-5697.


								Sincerely,



								Russell Mancuso
								Branch Chief


cc (via facsimile):  Curt C. Barwick, Esq.


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Atul Anandpura
E.Digital Corporation
February 15, 2005
Page 1